October 29, 2007
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
RE: EntreMed, Inc.
Form 10-K for the fiscal period ended December 31, 2006
Filed March 15, 2007
File No. 0-20713
Dear Mr. Rosenberg:
We are writing to address the Staff’s comments in its August 31, 2007 letter (the “Comment Letter”). We have provided below a response to each of the items set forth in the Comment Letter. The numbered paragraphs below correspond to the numbered comments of the Comment Letter.
Form 10-K for the fiscal period ended December 31, 2006
Notes to Consolidated Financial Statements
Note 3: Acquisition
1.	You disclose the acquisition of Miikana Therapeutics, a private biotechnology company, in which you allocate the purchase price entirely to identifiable tangible assets and in-process research and development. Please address the following comments:
a.	You disclose that you valued the shares of common stock you issued in the acquisition based on the closing value of your stock on the date of acquisition. Please explain to us why you did not apparently value these shares of common stock at the average for the period beginning a few days before and ending a few days after the announcement of your acquisition as required by EITF 99-12. Otherwise, please demonstrate to us why the fair value of the common stock you used is not materially different than that determined under EITF 99-12.
Response:
We note that EITF 99-12 (Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination) relates to a Purchase Business Combination. Pursuant to EITF 98-3 (Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business) we determined that Miikana, as a development stage enterprise, did not meet the definition of a business but was an asset group. We note that all consideration transferred in an acquisition, either asset or business combination, is measured on the acquisition date, unless the situation meets the EITF 99-12 requirements. We believe that we do not meet the EITF 99-12 requirements because the Miikana acquisition was not a business combination. We applied EITF 96-18 (Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services ) which defines the measurement date for valuing equity instruments issued in acquiring goods or services as the earlier of either of the following:
1.	The date at which a commitment for performance by the counterparty to earn the equity instruments is reached (a “performance commitment”) ; or

2.	The date at which the counterparty’s performance is complete.
This date is hereafter referred to as the measurement date.

Based on the above, we determined the measurement date to be the date of consummation of the transaction and valued the stock accordingly.

b.	You disclose that you accounted for the acquisition of Miikana as an asset purchase because Miikana did not qualify as a business acquisition under SFAS 141 and EITF 98-3. You also disclose that you allocated the purchase price first to tangible assets acquired and liabilities assumed with the residual charged to expense as IPR&D as the development projects in Miikana’s pipeline had not reached technological feasibility and you had no alternative future uses for these projects. Please explain to us why you did not allocate any of the purchase cost to an intangible asset (e.g. core technology, patent, etc.) to be used in research and development activities that may have alternative future use. In this regard, it is evident from the pro forma financials statements reflecting the acquisition in the Form 8-K/A filed on April 3, 2006 that you included $4 million of anticipated identifiable intangible assets. In your response please specifically address the apparent customer relationship intangible asset existing between Miikana and Hoffman-LaRoche, Inc.
Response:
We note that a valuation of identifiable intangible assets had not been completed at the time the Form 8-K/A was filed on April 3, 2006. As such the amounts in the Proforma Statements included in the Form 8-K/A reflected the preliminary valuation and allocation of the purchase price. We did not specifically determine what the nature of the estimated intangible assets were, other than in process R&D. Once the valuation was complete, we determined that the only identifiable intangible asset was in-process R&D. The treatment for in-process R&D was in accordance with paragraph 11c of FAS 2 “Accounting for Research and Development costs", along with the AICPA Technical Practice Aid on In Process R&D and Financial Accounting Standards Board (FASB) interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method — an interpretation of FASB Statement No. 2 (FIN4). Under this guidance, intangible assets (such as in-process R&D) purchased from others for a particular research and development project and that have no alternative future uses (in other research and development projects or otherwise) and therefore no separate economic value are research and development costs at the time the costs are incurred. We concluded that the IPR&D purchased has no future alternative use. There are no other projects in development where the acquired IPR&D could be applied. If the acquired IPR&D is unsuccessful, we have no alternative plans to use this intellectual property and would abandon the compound. We do not view the Miikana/Hoffmann-La Roche, Inc. relationship as a customer relationship. Miikana licensed the rights to develop a specific compound in an arms length negotiation. Miikana is responsible all development costs. Payments to Hoffmann-La Roche for developmental, regulatory and commercial milestones and royalties are contingent upon Miikana successfully reaching certain milestones. The Company does not sell anything to Hoffmann-La Roche and as a result it is not a customer.
c.	Please clarify whether you determined the fair value of the development projects of Miikana existing at the acquisition date and provide us in a disclosure -type format revised acquisition disclosure that provides all of the information identified in paragraph 4.2.03 of the AIPCA Practices Aid on IPR&D.
Response:
In considering the acquisition, management conducted diligence and evaluated the research and development projects in development by Miikana Therapeutics. In addition to diligence of the technical aspects of the projects, management also estimated the value of the in-process projects considering the requirements of paragraph 4.2.03. The Company’s valuation of the IPR&D resulted in a fair value of $20.3 million for MKC-1 and $6.1 million for the preclinical programs. The excess cost over fair value of the assets acquired ($3.1 million) was allocated to the qualifying assets based on the relative fair value of the assets acquired. This resulted in the value of IPR&D of $29.5 million ($23 million for MKC-1 and $6.5 million for preclinical programs).

     We will include the following footnote disclosure as required by paragraph 4.2.05 in future filings as appropriate.
     Acquired In-Process Research and Development
Acquired in-process research and development, or IPR&D, represents the fair value assigned to research and development projects that we acquire which have not been completed at the date of acquisition and which have no future alternative use. Accordingly, the fair value of such projects is recorded as research and development expense as of the acquisition date.

The value assigned to acquired IPR&D was determined by estimating the costs to develop the acquired technology into commercially viable products, estimating the resulting net cash flows from the projects, and discounting the net cash flows to present value. The revenue and cost projections used to value IPR&D were, as applicable, reduced based on the probability of developing a new drug. Additionally, the projections considered the relevant market sizes and growth factors and expected trends in technology. The resulting net cash flows from such projects are based on management’s estimates of cost of sales, operating expenses, and income taxes from such projects. The rates utilized to discount the net cash flows to their present value were based on estimated cost of capital calculations.

We believe that the foregoing assumptions used in the IPR&D analysis were reasonable at the time of the acquisition. No assurance can be given, however, that the underlying assumptions used to estimate expected project sales, development costs or profitability, or the events associated with such projects, will transpire as estimated.

The total purchase price allocated was $30.1 million, consisting of 9,964,000 shares of our common stock with a fair value of $21.9 million, assumed debt of $1.5 million, assumed current liabilities of $2.7 million, $1 million loaned to Miikana prior to the closing, and acquisition costs of $3 million. The fair value of common stock was determined using the closing price at the date of acquisition.

We allocated the purchase price to the tangible assets based on their estimated fair market value of $600,000 with the balance being allocated to IPR&D with a project allocation of approximately $23.0 million to MKC-1 with the balance of approximately $6.5 million to the acquired preclinical programs.
     With respect to disclosures under 4.2.03 in the AICPA Practice Aid, in each filing we disclose information on our significant research and development projects. We do not consider a research and development program to be significant until it reaches clinical development. We believe that our MD&A overview discusses the status of the significant programs and the research and development expenses section includes discussion of the other disclosures required in paragraph 4.2.03.
Note 8: Share-Based Compensation
2.	It appears that the warrants outstanding at December 21, 2003 included in your table on page F-19 included 1,025,000 warrants issued in conjunction with the sale of common stock on April 28, 2003. The common stock, the warrants and the common stock underlying the warrants appear to be issued pursuant to a shelf registration statement on Form S-3 No. 333-87940. It also appears that you are required to maintain the effectiveness of the registration statement at least until the expiration date of the warrants. Please explain to us why you apparently do not have a warrant liability reflected on your balance sheet. In your response, please specifically explain how you applied the guidance provided in EITF 00-19, especially paragraphs 14 through 18 regarding settlement in unregistered shares.
Response:
The Company has reviewed the guidance set forth in EITF 00-19 and consulted with counsel, an outside consultant and its independent accountants regarding its accounting for the warrants. Under EITF 00-19, the fair value of the warrants would have been recorded as a liability when issued and marked to market thereafter,. The Company analyzed the application of EITF-00-19 and concluded that the impact would not have been material to the Company’s previously reported financial statements.

On April 25, 2003, the Company issued warrants, with an exercise price of $3.375 per share, covering 1,025,000 shares of common stock in connection with a sale of 4,100,000 shares of stock. The aggregate proceeds of the transaction were $10,250,000. At the time of sale, the Company estimates that the fair value of the warrants was $2.1 million. As a result of an increase in the trading price of the Company’s stock in 2003 the value of the warrants increased to approximately $2.7 million at December 31, 2003. In the years subsequent to the transaction the Company’s stock has been volatile, but the overall trend has been a significant decline in the market price for its common stock. The value of the warrants has followed the same trend with resultant values at December 31, 2004, 2005 and 2006 declining to approximately $2.4 million, $645 thousand and $51 thousand, respectively. At September 30, 2007, the value of the warrants was $0 and the warrants expire in April 2008.

Reclassification of these amounts from stockholders’ equity in prior periods would result in a reduction in reported stockholders’ equity at December 31, 2004, 2005 and 2006 of 6.8%, 2.2% and 0.1%, respectively. The Statements of Operations would include non-cash income correlating with the decline in the value of the warrants of approximately $2.6 million over the three years presented in the 2006 10-K. The specific amount of income (change in fair value of the warrants) for each of the three years would have had no impact on revenues or costs and expenses, but would have decreased net loss by $266,000 in 2004, $1,763,000 in 2005 and $595,000 in 2006, as compared to reported net losses attributable to common shareholders of $13.6 million, $17.3 million and $50.9 million in 2004, 2005 and 2006, respectively. The cumulative affect over the three years would have reduced the Company’s reported losses by approximately 3.2%. While the $1.7 million decrease to net loss is quantitatively significant to reported losses for 2005, as it represents 10% of net loss attributable to common shareholders, we do not consider it material, using the definition in Staff Accounting Bulletin 99, which states that “The omission or misstatement of an item in a financial report is material if, in light of the surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.” Additionally, the guidance in Staff Accounting Bulletin No. 99 (SAB 99) states that “A matter is material if there is substantial likelihood that a reasonable person would consider it important”. Reporting net losses of $15.6 million versus net losses of $17.3 million previously reported for 2005, as a result of this non-cash item does not impact the trend of losses and would not be considered important to a reasonable person who invests in development-stage biotechnology companies.

This is consistent with the definition of material in SAB 99

To date, the Company has been engaged primarily in research and development activities. As a result, the Company has incurred significant operating losses through 2006 and expects to continue to incur operating losses for 2007 and the foreseeable future. At this stage of development, the Company believes that the market value of the Company is based on its product candidates, cash position, and status of clinical development. Any income from the reduction in warrant liability would not affect these factors as it is a non-cash item, does not impact the core operations (research and development) of Company and would not provide any additional information about the ability of the Company to complete its development activities. Our conclusion regarding materiality is based on a consideration of many factors, including, but not limited to qualitative factors mentioned in SAB 99. Management also considered, among other factors, that the prior accounting for the warrants did not:
•	mask a change in earnings or trends;

•	change a loss into income (or vice-versa);

•	affect segment disclosures since the Company operates in only one segment;

•	cause a failure to meet analyst expectations;

•	affect compliance with loan covenants or other contractual requirements;

•	have the effect of increasing management compensation;

•	involve concealment of an unlawful transaction; or

•	have a material affect on any individual financial statement line items in the balance sheet, the statement of operations or the statement of cash flows. While we recognize that the warrant liability and the subsequent change in fair value would have resulted in additional line items in our financial statements, we feel that our conclusion that there is no material impact is consistent with statements contained in SAB 99 and a reasonable user would not have been influenced if the amounts had been reported.
Referring to the definition of materiality in SAB 99, it states that, “the omission or misstatement of an item in a financial report is material if, in light of the surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.” Therefore, based on the above discussion of the Company, the reporting of non-cash income, due to the decline in the fair value of the warrants, does not impact the product candidates, cash position or status of clinical development. As such, the Company does not consider the misstatement material as it would not influence a user of the financial statements.
Note 9: Commitments and Contingencies
3.	Although you disclose the amount of the milestone payments you expect to make during 2007 related to your license and collaboration agreements, it is unclear whether you disclose the total amount of potential milestones for each agreement. In this regard, although you disclose you paid $500,000 in milestones to Elan in 2005 for the initiation of Phase 2 clinical trials related to Panzem NCD and you disclose that no milestones were achieved in 2006, you do not appear to disclose what remaining milestones could potentially be paid. Please provide us in disclosure-type format revised disclosure that fully discusses your license and collaboration agreement obligations and summarizes the aggregate amounts that could become due if all milestone events are achieved. In addition, please provide us in disclosure-type format, a revised contractual obligations table in MD&A that at a minimum discusses in footnotes to the table your aggregate milestone obligations and the amounts you reasonably expect to pay within the next year.
Response:
We note that the staff’s comment relates to both Note 9 and our contractual obligations table in MD&A. The Company has requested confidential treatment of portions of the license agreements with Elan Pharma International Limited and Hoffmann-La Roche, Inc., including the specific milestones payable thereunder. The Company would suffer competitive harm if it discloses the specific milestone payments in Note 9. We believe that disclosure of the aggregate amounts as proposed below conveys appropriate material information to investors. We will revise Note 9 to include the following opening paragraph.

Pursuant to our acquisition of Miikana Therapeutics in January, 2006, the Company would be obligated to make future payments to the Miikana selling shareholders if certain acquired preclinical programs advance to clinical development. The Company is also a party to several technology license agreements under which the Company holds the rights to develop and/or use certain technologies licensed from third parties. Each of these agreements contains potential financial payment obligations tied to or triggered by the achievement of developmental milestones. In aggregate, the Company could potentially pay up to $68 million if each licensed technology is fully developed and approved for commercial use in all of the major territories of the world. In this event, the Company would also be obligated to pay annual sales-based royalties under the license agreements. The Company anticipates making a $2 million payment to the selling shareholders of Miikana in 2008, upon the achievement of a clinical milestone noted above. . In addition, future payments, in the form of cash or stock at the Company’s discretion, in the amount $18 million, including the $2 million noted above, could be payable to Miikana’s former shareholders if both of the acquired preclinical research and development programs reach Phase III of clinical development. However, the Company cannot forecast with any degree of certainty whether any of the other product candidates will reach additional developmental milestones. As such, the timing of any future payments, if any, can not be determined. As all of the milestone payments under these agreements are contingent upon successful development and ultimate advancement to commercialization, there can be no assurances that all or any of the triggering events will occur.

We will also revise our contractual obligations table in the MD&A and add a footnote to that table discussing the aggregate milestones potentially payable with respect to both our Phase 2 clinical candidates and our earlier stage pipeline programs.
CONTRACTUAL OBLIGATIONS
The table below sets forth our contractual obligations at December 31, 2006.

CONTRACTUAL OBLIGATIONS	PAYMENTS DUE BY PERIOD
	Total	Less than 1 year	1-3 years	3 - 5 years	More than 5 years
Operating Leases Obligations	$2,214,000	$1,013,000	$1,201,000	$—	$—
Loan Payable, including interest	848,000	848,000
Obligations under Licensing and Miikana Merger Agreements (1)	—	—	—	—	—
Purchase Obligations
Clinical Trial Contracts	5,516,000	4,591,000	855,000	70,000	—
Contract Manufacturing	638,000	638,000	—	—	—
Outside Service Contracts	337,000	337,000	—	—	—
Other Contracts	92,000	92,000	—	—	—
Total Contractual Cash Obligations	$9,645,000	$7,519,000	$2,056,000	$70,000	$—

1.	In the event that we reach certain development milestones for Panzem and MKC-1, such as initiation of Phase III trials and multiple regulatory approvals (US, Europe and Japan), we could be obligated to make future milestone payments of up to $35.75 million under the related license agreements. Of this amount, up to $10 million could become payable while these product candidates are in clinical development. We would also be obligated to make annual-sales-based-royalty payments if we successfully commercialize either compound. Our other development programs are in Ph I or earlier stages of development. Under the terms of the Miikana merger agreement we could be obligated to make additional payments to Miikana’s selling shareholders of $18 million upon the attainment of certain clinical milestones for two acquired preclinical programs. We anticipate that one of the two programs will advance to clinical trials in 2008 and upon dosing of the first patient we would be obligated to make a payment of $2 million, which is payable in cash or stock at our discretion. In addition, under the terms of our license agreement with Celgene, we could make future development and commercialization milestone payments, including payments for approvals in the US and other countries, totaling $25.25 million. Of the milestones, $5.25 million would be payable if a product candidate successfully moves through clinical trials. We would also be required to pay annual-sales-based-royalties under this agreement. Other than the $2 million Miikana clinical milestone noted above, we cannot forecast with any degree of certainty whether any of product candidates will reach additional developmental milestones. We therefore have excluded the milestone amounts and any royalty payments from the above table. The $2 million Miikana milestone is excluded because we anticipate making the payment in shares of our common stock.
In addition, at the Staff’s request, EntreMed acknowledges that:
•	EntreMed is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	EntreMed may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to call me at 240-864-2651 if you have any questions or would like additional information regarding this matter.

Sincerely,
/s/ Dane Saglio
Dane Saglio
Chief Financial Officer